EXHIBIT 99.1
Notice to LSE

3 October 2022

Total voting rights and issued capital

In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 30 September 2022:

1.Rio Tinto plc’s issued share capital comprised 1,255,829,622 Ordinary shares of 10p each, each with one vote.

2. 6,428,142 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

Accordingly the total number of voting rights in Rio Tinto plc is 1,249,401,480. This figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules.

Note:

As at the date of this announcement:

(a)Rio Tinto plc has also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies;

(b)the Special Voting Share facilitates joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint electorate resolutions; and

(c)there are 371,216,214 publicly held Rio Tinto Limited shares in issue which do not form part of the share capital of Rio Tinto plc.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.5 Total number of voting rights and capital disclosed under article 15 of the Transparency Directive

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Illtud Harri
M +44 7920 503 600

Matthew Klar
M +44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +1 514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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